Exhibit 99.1

PAYSAFE REPORTS FIRST QUARTER 2022 RESULTS

REAFFIRMS FULL YEAR OUTLOOK

London, UK – May 11, 2022 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE) (PSFE.WS), a leading specialized payments platform, today announced its financial results for the first quarter of 2022.

First Quarter 2022 Financial Highlights

(Metrics compared to first quarter of 2021)

•
Total Payment Volume of $31.2 billion*, increased 13%
•
Revenue of $367.7 million, decreased 3%; Revenue approximately flat on a constant currency basis
•
Net loss attributable to the Company of $1.2 billion, compared to net loss of $60.6 million, and inclusive of a non-cash impairment charge of $1.2 billion
•
Adjusted EBITDA of $104.0 million, decreased 8%

Bruce Lowthers, CEO of Paysafe, commented: “I am thrilled to be joining the talented Paysafe team at such a pivotal time. Paysafe has a long track record of being a pioneer in payments and with a lot of potential to grow in verticals with strong tailwinds. I look forward to working with the team to seize the opportunities ahead, drive more innovation in the fintech ecosystem and ultimately generate greater shareholder value.”

Izzy Dawood, CFO of Paysafe, commented: “Paysafe is off to a good start this year, posting first quarter results ahead of our expectations. We are particularly pleased with the strong performance from our US Acquiring business, which delivered double-digit volume, revenue and adjusted EBITDA growth. We are winning across Digital Commerce and the turnaround of the digital wallet business continues to show progress. Additionally, Paysafe is succeeding in North America iGaming, recently launching in Ontario’s new private market. Despite macro headwinds, we remain confident in our full year outlook supported by continued momentum in US Acquiring and our pipeline across Digital Commerce.”

Recent Strategic and Operational Highlights

•
Strong growth from US Acquiring – volume increased 21% year-over-year
•
Won ‘Payments Provider’ 2022 eGaming Review North America award
•
Launched with multiple iGaming operators in Ontario’s new private market, providing traditional and alternative payment solutions through Paysafe’s best-in-breed payment gateway
•
Expanded longstanding payments partnership with Betsson Group into the US iGaming market (Colorado)
•
Expanded collaboration with Playtech into the UK and Europe following success across multiple US states
•
Strengthened Paysafe’s New York sports-betting presence with Resorts WorldBET partnership, building on Paysafe’s successful launch into the New York market with multiple brands in January

Impairment of Goodwill

Due to a sustained decline in Paysafe’s stock price and market capitalization, as well as current market and macroeconomic conditions, Paysafe recognized a $1.2 billion impairment of goodwill in the first quarter of 2022. The non-cash impairment charge will not have any impact on the Company’s compliance with its debt covenants, cash flows or liquidity. Additional information about the results of the goodwill impairment test and related disclosures will be available in the Company's interim financial report on Form 6-K to be filed with the SEC.

* Volumes exclude embedded finance related volumes of $4.4 billion.

First Quarter 2022 Summary of Consolidated Results

	Three months ended
	March 31,
($ in thousands) (unaudited)	2022	2021
Revenue	$367,668	$377,424
Gross Profit (excluding depreciation and amortization)	$220,565	$226,387
Net loss attributable to the Company	$(1,171,183)	$(60,647)

Adjusted EBITDA	$103,967	$113,230
Adjusted EBITDA margin	28.3%	30.0%

Total revenue for the first quarter of 2022 was $367.7 million, a decrease of 3%, compared to $377.4 million in the prior year period. Excluding a $11.6 million unfavorable impact from year-over-year changes in foreign exchange rates, revenue was approximately flat compared to the prior year period. Growth from US Acquiring, which increased 10%, was offset by declines in Digital Commerce, which decreased 11%, reflecting unfavorable foreign exchange as well as market headwinds related to gambling regulations in Europe, partially offset by the contribution from acquisitions completed in the last twelve months. Additionally, in the prior year period, Paysafe’s eCash solutions benefited from comparably strong volumes associated with COVID-19 lockdowns in Europe.

Net loss attributable to the Company for the first quarter was $1.2 billion, compared to net loss of $60.6 million in the prior year period, reflecting the aforementioned impairment charge. This was partially offset by a $66.9 million reduction in share-based compensation due to shares vested on completion of the Transaction in the prior year period. Additionally, interest expense of $26.0 million decreased by $36.4 million as a result of the Company’s debt refinancing completed in 2021.

Adjusted EBITDA for the first quarter was $104.0 million, a decrease of 8%, compared to $113.2 million in the prior year period. Adjusted EBITDA margin decreased to 28.3%, compared to 30.0% in the prior year period, primarily reflecting business mix.

First quarter net cash from operating activities was $503.8 million, compared to $48.7 million in the prior year period. Free cash flow was $59.2 million, compared to $108.5 million in the prior year period.

Summary of Segment Results

	Three months ended
	March 31,		YoY
($ in thousands) (unaudited)	2022	2021	change
Revenue:
US Acquiring	$169,144	$153,341	10.3%
Digital Commerce	$198,524	$224,083	-11.4%
Total Revenue	$367,668	$377,424	-2.6%

Adjusted EBITDA:
US Acquiring	$47,242	$39,257	20.3%
Digital Commerce	$75,795	$91,514	-17.2%
Unallocated Corporate	$(19,070)	$(17,541)	8.7%
Total Adjusted EBITDA	$103,967	$113,230	-8.2%

Adjusted EBITDA margin:
US Acquiring	27.9%	25.6%	230 bps
Digital Commerce	38.2%	40.8%	(270) bps
Total Adjusted EBITDA margin	28.3%	30.0%	(170) bps

Revenue Disaggregation

	Three months ended
	March 31,		YoY
($ in thousands) (unaudited)	2022	2021	change
Revenue:
US Acquiring	$169,144	$153,341	10.3%
eCash (1)	$101,112	$112,916	-10.5%
Digital Wallets (1)	$82,187	$94,923	-13.4%
Integrated & Ecommerce Solutions (IES) (1)	$23,201	$23,561	-1.5%
Intracompany (1)	$(7,976)	$(7,317)	9.0%
Total Revenue	$367,668	$377,424	-2.6%

(1) These business lines are part of the Digital Commerce segment.

Financial Guidance

($ in millions)	Q2 2022	Full Year 2022
Revenue	$370 – $380	$1,530 – $1,580
Adjusted EBITDA	$100– $110	$440 – $460

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Wednesday, May 11, 2022, at 8:30 a.m. EST
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-3037 (U.S. toll-free); 215-268-9852 (International)

Reorganization and Recapitalization (the “Transaction”)

On March 30, 2021, Paysafe completed the previously announced transaction with FTAC, a special purpose acquisition company, which resulted in Paysafe Limited acquiring, and becoming the successor to, the Accounting Predecessor. Simultaneously, it completed the merger with FTAC with an exchange of the shares and warrants issued by Paysafe Limited for those of FTAC. The acquisition was accounted for as a capital reorganization followed by the merger with FTAC, which was treated as a recapitalization. Following the transaction, both the Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited. Upon completion of the Transaction, the common stock and warrants began trading on the New York Stock Exchange under the ticker symbols “PSFE” and “PSFE WS,” respectively, on March 31, 2021.

Basis of Presentation

The financial information for the three months ended March 31, 2021 included in this press release reflect, and is based upon, information of Paysafe Limited after giving effect to the transaction with Foley Trasimene Acquisition Corporation II (“FTAC”) completed on March 30, 2021.

The Company’s financial statements for the three months ended March 31, 2021 have been updated for certain non-cash adjustments to the amounts presented within the Company’s Form 6-K filed on May 11, 2021. These adjustments were not significant and predominately relate to share-based compensation.

About Paysafe

Paysafe Limited (“Paysafe”) (NYSE: PSFE) (PSFE.WS) is a leading specialized payments platform. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With over 20 years of online payment experience, an annualized transactional volume of over US $120 billion in 2021, and approximately 3,500 employees located in 12+ global locations, Paysafe connects businesses and consumers across 100 payment types in over 40 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Kate Aldridge

Paysafe

kate.aldridge@paysafe.com

+44 750 079 7547

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE” or the “Company”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; geopolitical events, including acts of war and terrorism, including the conflict in Ukraine, the economic and other impacts of such conflict and the responses of governments around the world thereto; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to our focus on specialized and high-risk verticals; risks related to becoming an unwitting party to fraud or be deemed to be handling proceeds of crimes being committed by customers; risks associated with the integration of acquisitions; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorship; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; failure of third parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; the COVID-19 pandemic, including the resulting global economic uncertainties; risks associated with interest rate and foreign currency exchange rate fluctuations, including the impact of possible currency devaluations in countries experiencing high inflation rates; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; our ability to retain, attract and motivate key personnel; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$258,046	$313,439
Customer accounts and other restricted cash, net of allowance for credit losses of $664 and $673, respectively	1,711,994	1,658,279
Accounts receivable, net of allowance for credit losses of $9,288 and $8,642, respectively	157,033	147,780
Settlement receivables, net of allowance for credit losses of $3,668 and $4,049, respectively	124,397	149,852
Prepaid expenses and other current assets	69,115	64,497
Related party receivables – current	6,236	6,492
Contingent consideration receivable – current	2,767	2,842
Total current assets	2,329,588	2,343,181
Deferred tax assets	21,723	21,926
Property, plant and equipment, net	13,633	14,907
Operating lease right-of-use assets	30,846	33,118
Intangible assets, net	1,390,718	1,202,204
Goodwill	2,712,809	3,650,037
Other assets – noncurrent	1,976	1,856
Total non-current assets	4,171,705	4,924,048
Total assets	$6,501,293	$7,267,229

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$220,991	$211,841
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,806,040	1,400,057
Operating lease liabilities – current	8,843	8,845
Income taxes payable	13,317	11,041
Contingent and deferred consideration payable – current	20,520	13,673
Liability for share-based compensation – current	4,308	3,360
Total current liabilities	2,084,209	1,659,007
Non-current debt	2,702,792	2,748,178
Operating lease liabilities – non-current	25,676	28,008
Deferred tax liabilities	76,295	64,886
Warrant liabilities	28,292	35,575
Liability for share-based compensation – non-current	5,764	6,664
Contingent and deferred consideration payable – non-current	15,316	17,142
Total non-current liabilities	2,854,135	2,900,453
Total liabilities	4,938,344	4,559,460
Commitments and contingent liabilities
Shareholders' equity in the Company	1,462,868	2,569,764
Non-controlling interest	100,081	138,005
Total shareholders' equity	1,562,949	2,707,769
Total liabilities and shareholders' equity	$6,501,293	$7,267,229

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three months ended
	March 31,
($ in thousands)	2022	2021
Revenue	$367,668	$377,424
Cost of services (excluding depreciation and amortization)	147,103	151,037
Selling, general and administrative	130,568	193,998
Depreciation and amortization	63,423	65,462
Impairment expense on goodwill and intangible assets	1,205,731	578
Restructuring and other costs	12,591	2,970
Operating loss	(1,191,748)	(36,621)
Other income, net	3,478	32,525
Interest expense, net	(25,956)	(62,369)
Loss before taxes	(1,214,226)	(66,465)
Income tax benefit	(43,414)	(5,936)
Net loss	$(1,170,812)	$(60,529)
Less: net income attributable to non-controlling interest	371	118
Net loss attributable to the Company	$(1,171,183)	$(60,647)

Net loss	$(1,170,812)	$(60,529)
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	14,396	(8,498)
Total comprehensive loss	$(1,156,416)	$(69,027)
Less: comprehensive income attributable to non-controlling interest	371	118
Total comprehensive loss attributable to the Company	$(1,156,787)	$(69,145)

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Three months ended
	March 31,
($ in thousands)	2022	2021
Cash flows from operating activities
Net loss	$(1,170,812)	$(60,529)
Adjustments for non-cash items:
Depreciation and amortization	63,423	65,462
Unrealized foreign exchange gain	2,364	6,438
Deferred tax benefit	(49,601)	(3,730)
Interest expense, net	11,202	25,516
Share-based compensation	13,970	80,841
Other income, net	(1,815)	(31,975)
Impairment expense on goodwill and intangible assets	1,205,731	578
Allowance for credit losses and other	5,888	5,985
Non-cash lease expense	2,269	2,462
Movements in working capital:
Accounts receivable, net	(14,529)	(20,856)
Prepaid expenses, other current assets, and related party receivables	(5,151)	(3,813)
Settlement receivables, net	22,447	14,379
Accounts payable, other liabilities, and related party payables	(1,189)	(9,309)
Funds payable and amounts due to customers	418,944	(21,272)
Income tax payable	707	(1,437)
Net cash flows from operating activities	503,848	48,740
Cash flows in investing activities
Purchase of property, plant & equipment	(650)	(412)
Purchase of merchant portfolios	(10,364)	(1,644)
Purchase of other intangible assets	(19,989)	(14,994)
Net cash outflow on acquisition of subsidiary	(424,722)	(23,531)
Net cash flows used in investing activities	(455,725)	(40,581)
Cash flows from financing activities
Cash settled equity awards	(154)	—
Proceeds from exercise of warrants	3	—
Net cash inflow from reorganization and recapitalization	—	1,167,874
Payment of equity issuance costs	—	(133,422)
Proceeds from loans and borrowings	50,000	—
Repayments of loans and borrowings	(60,885)	(1,155,743)
Payment of debt issuance costs	(6,261)	—
Payments under derivative financial instruments, net	—	(4,693)
Proceeds under line of credit	150,000	150,000
Repayments under line of credit	(150,000)	(150,000)
Contingent consideration paid	(1,436)	(970)
Net cash flows used in financing activities	(18,733)	(126,954)
Effect of foreign exchange rate changes	(31,068)	(62,402)
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(1,678)	$(181,197)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,971,718	1,763,852
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,970,040	$1,582,655

	Three months ended
	March 31, 2020
	2022	2021
Cash and cash equivalents	$258,046	$274,438
Customer accounts and other restricted cash, net	1,711,994	1,308,217
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$1,970,040	$1,582,655

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes Gross Profit (excluding depreciation and amortization), Gross Profit Margin (excluding depreciation and amortization), Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow and Free cash flow conversion, which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Gross Profit Margin (excluding depreciation and amortization) is defined as Gross Profit (excluding depreciation and amortization) as a percentage of revenue. Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of Revenue. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs, cash paid for interest and movements in customer accounts and other restricted cash. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Free cash flow conversion is defined as free cash flow as a percentage of Adjusted EBITDA. Management believes free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Gross Profit Margin, Adjusted EBITDA and Adjusted EBITDA margin, when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position. Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measures of Adjusted EBITDA and Gross Profit provided herein have not been reconciled to comparable GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net Loss to Non-GAAP Adjusted EBITDA

	Three months ended
	March 31,
($ in thousands)	2022	2021
Net Loss	$(1,170,812)	$(60,529)
Income tax benefit	(43,414)	(5,936)
Interest expense, net	25,956	62,369
Depreciation and amortization	63,423	65,462
Share-based compensation expense	13,970	80,841
Impairment expense on goodwill and intangible assets	1,205,731	578
Restructuring and other costs	12,591	2,970
Other income, net	(3,478)	(32,525)
Adjusted EBITDA	$103,967	$113,230
Adjusted EBITDA Margin	28.3%	30.0%

Reconciliation of Operating Cash Flow to Non-GAAP Free Cash Flow

	Three months ended
	March 31,
($ in thousands)	2022	2021
Net cash inflows from operating activities	$503,848	$48,740
Capital Expenditure	(20,639)	(15,406)
Cash paid for interest	14,754	36,853
Payments relating to Restructuring and other costs	12,141	3,455
Movement in Customer Accounts and other restricted cash	(450,882)	34,886
Free Cash Flow	$59,222	$108,528
Adjusted EBITDA	103,967	113,230
Free Cash Flow Conversion	57%	96%

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three months ended
	March 31,
($ in thousands)	2022	2021
Revenue	$367,668	$377,424
Cost of services (excluding depreciation and amortization)	147,103	151,037
Depreciation and amortization	63,423	65,462
Gross Profit (1)	$157,142	$160,925
Depreciation and amortization	63,423	65,462
Gross Profit (excluding depreciation and amortization)	$220,565	$226,387

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.